Execution Copy

SETTLEMENT AGREEMENT

This settlement agreement (the “Agreement”) is made as of May 3, 2019 between HUDBAY MINERALS INC., a corporation governed by the federal laws of Canada (the “Company”) and WATERTON GLOBAL RESOURCE MANAGEMENT, INC., a corporation governed by the laws of the Province of Ontario (“WGRM”).

R E C I T A L S

WHEREAS, WGRM together with certain investment funds managed by it (collectively, “Waterton”) beneficially own, or exercise control or direction over, an aggregate of 31,583,117 Common Shares (as defined herein), representing approximately 12% of the Common Shares issued and outstanding as of the date hereof;

AND WHEREAS, Waterton is currently soliciting proxies in favour of the election of four individuals that it has previously announced it intends to nominate for election to the Company’s board of directors (the “Board”) at the Company’s 2019 annual and special meeting of shareholders (the “2019Meeting”);

AND WHEREAS, the Company and Waterton wish to enter into this Agreement in order to reflect their mutual agreement with respect to the election of directors at the 2019 Meeting and certain related matters;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	The 2019 Meeting.

(a)	At the 2019 Meeting:

	(i)	eleven directors will be elected to the Board;

(ii)

the Company will nominate the following slate of individuals for election as directors: Carol T. Banducci, Igor A. Gonzales, Alan Hair, Alan R., Hibben, Richard Howes, Sarah B. Kavanagh, Carin S. Knickel, Peter Kukielski, Daniel Muñiz Quintanilla, Colin Osborne and David Smith (the “2019 Nominees”); and

	(iii)	no individual other than the 2019 Nominees shall be nominated for election by the Company or Waterton.

(b)	Concurrently with the execution of this Agreement, Richard Nesbitt and Kenneth Stowe will withdraw as candidates for election to the Board at the 2019 Meeting.

(c)

The Company and Waterton shall each solicit, obtain proxies in favor of and otherwise support the election at the 2019 Meeting of the 2019 Nominees and cause all proxies received by them to be voted in the manner specified by such proxies and, to the extent permitted under applicable law and stock exchange rules, cause all proxies for which a vote is not specified in respect of the election of directors to be voted for the 2019 Nominees. For greater certainty, the Company and Waterton agree that if any proxy specifies a vote in favour of the election of any individual other than one of the 2019 Nominees for election as a director such vote shall be disregarded at the 2019 Meeting.

2.	Board Representation.

(a)	For so long as Waterton continues to beneficially own, and have net economic exposure to, at least 5% of the issued and outstanding Common Shares:

(i)

at (A) the Company’s annual meeting of shareholders in 2020 (the “2020 Meeting”) and (B) any special meeting of shareholders of the Company held prior to the Termination Date at which the election of directors is considered, the Company will (1) cause the slate of nominees standing for election, and recommended by or on behalf of the Board, at each such meeting to include the Investor Nominees, (2) nominate and reflect in the management information circular and form of proxy for each such meeting the nomination of the Investor Nominees for election as directors of the Company at each such meeting, (3) cause all proxies received by the Company to be voted in the manner specified by such proxies and, to the extent permitted under applicable law and stock exchange rules, cause all proxies for which a vote is not specified to be voted for the Investor Nominees and (4) solicit, obtain proxies in favor of and otherwise support the election of the Investor Nominees in a manner no less favorable than the manner in which the Company supports other nominees for election at any such meeting; and

	(ii)	until the day following the 2020 Meeting:

(A)	the Board will consist of no more than 11 directors;

(B)

if an Investor Nominee resigns or is removed as a director or is otherwise unwilling or unable to serve as a director for any reason, including as a result of death or disability prior to the Termination Date, Waterton shall be entitled to designate a replacement director as a substitute director (any such nominee, a “Substitute Nominee”), provided that such Substitute Nominee must satisfy the Nominee Independence Requirements (as defined below) and be acceptable to the Corporate Governance and Nominating Committee of the Board (the “CGNC”), acting reasonably, and the Company and the Board shall take all necessary action to appoint any such Substitute Nominee as a director as promptly as practicable. If any individual that Waterton designates as a proposed Substitute Nominee is not acceptable to the CGNC, Waterton shall be entitled to designate a different individual as the proposed Substitute Nominee, and so on, until a Substitute Nominee who is acceptable to the CGNC, acting reasonably, has been designated by Waterton. Notwithstanding the foregoing, the CGNC shall be entitled to withhold its approval of any proposed Substitute Nominee in its sole discretion if such Substitute Nominee was proposed for nomination at the 2019 Meeting in Waterton’s March 13, 2019 advance notice of nomination of directors. For the avoidance of doubt, any such Substitute Nominee shall thereafter be deemed to be an Investor Nominee for all purposes of this Agreement;

(C)

one Investor Nominee will be appointed as promptly as practicable as a member of each standing committee of the Board that exists upon conclusion of the 2019 Meeting, and such appointments shall, unless otherwise agreed by the applicable Investor Nominee and the Board, be as follows: (1) Daniel Muñiz Quintanilla will be appointed as a member of the Audit Committee; (2) David Smith will be appointed as a member of each of the Corporate Governance and Nominating Committee and the Compensation and Human Resources Committee; and (3) Peter Kukielski will be appointed as a member of each of the Environmental, Health, Safety and Sustainability Committee and the Technical Committee; and

(D)	each committee of the Board created by the Board after the 2019 Meeting shall include at least one Investor Nominee.

(b)

The Company and each Investor Nominee shall make all necessary filings required in connection with the appointment of such Investor Nominee with any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Company. The Company shall assist each Investor Nominee in connection with any such necessary filings in a manner no less favorable than the Company assists other directors in this regard.

(c)

Upon appointment to the Board, each Investor Nominee shall receive the same compensation, expense reimbursement and benefits of director and officer insurance and any indemnity and exculpation arrangements available generally to the other non- executive directors and shall be required to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to directors, and shall preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees. In addition, each Investor Nominee and the Company shall agree to mutual non-disparagement obligations that are consistent with those set out in Section 6.

(d)	Waterton represents and warrants that each of the Investor Nominees satisfies the Nominee Independence Requirements.

3.	Chair Transition.

(a)

Following the 2019 Meeting, the CGNC (excluding Alan Hibben) will initiate a process to identify a suitable successor to Alan Hibben as Chair of the Board (the “New Chair”), with an objective of appointing the New Chair by January 1, 2020 and in any event not later than the conclusion of the 2020 Meeting. For greater certainty, the Investor Nominee who is appointed to the CGNC in accordance with Section 2(a)(ii)(C) will participate in this process as a member of the CGNC and Alan Hibben will not participate in this process as a member of the CGNC.

(b)

Alan Hibben will step down as Chair concurrently with the appointment of the New Chair and in any event not later than the conclusion of the 2020 Meeting. Alan Hibben will also not stand for re-election as a director at the 2020 Meeting.

4.	Standstill.

(a)

Waterton agrees that effective as of the date of this Agreement and continuing until the Termination Date, neither Waterton nor any of its Affiliates will, acting alone or “jointly or in concert” (within the meaning of applicable securities laws) with any other Person, unless specifically consented to in writing by the Board, directly or indirectly:

(i)

acquire, or agree to acquire, offer to acquire, or seek or propose to acquire beneficial ownership in excess of 15% of any Common Shares then outstanding or any rights or options to acquire in excess of 15% of any Common Shares then outstanding (including from a third Person); or

(ii)

solicit, initiate or finance, or knowingly encourage any other Person in soliciting, initiating, proposing, financing, seeking to effect or guaranteeing the financing of, (1) any proxy contest or other proposal to obtain Board representation, (2) any shareholder proposal or (3) any Change of Control Transaction; or

(iii)	make any “proposal” relating to the Company pursuant to Section 137 of the Canada Business Corporations Act or assist or knowingly encourage any other Person to make any such proposal; or

(iv)

“solicit” (within the meaning of applicable securities laws) any proxies to vote or to withhold from voting, or seek to influence any other Person with respect to the voting or withholding from voting of any Voting Securities; or

(v)	take any action that would require the Company under applicable law, rule or stock exchange policy to make a public announcement regarding any of the matters set forth in Section 4(a)(ii); or

(vi)

nominate an individual or individuals for election to the Board at any meeting of shareholders of the Company, other than as expressly provided in this Agreement with respect to the Investor Nominees, or effect or attempt to effect the removal of any members of the Board (other than the Investor Nominees); or

(vii)	seek to call, or to request the calling of, a special meeting of the shareholders of the Company; or

(viii)

commence, encourage, support or join as a party any claim, suit or action against the Company or any of its current or former directors or officers, other than to enforce the provisions of this Agreement; or

(ix)

deposit any securities of the Company into a voting trust, or subject any securities of the Company to any agreement or arrangement with respect to the voting of such securities, or other agreement or arrangement having similar effect to which, in each case, a Person who is not an Affiliate of Waterton is a party; or

(x)

seek or request permission to do any of the foregoing, make, initiate, take or participate in any demand, request, action (legal or otherwise) or proposal to amend, waive or terminate any provision of this Agreement; or

(xi)	disclose any intention, plan or arrangement inconsistent with the foregoing.

(b)

Notwithstanding the foregoing provisions of this Section 4, the parties acknowledge and agree that the provisions of Section 4(a) will not limit in any respect Waterton’s ability to (i) communicate privately with the Board or any officers of the Company with respect to any of the actions, activities, or matters otherwise restricted by Section 4(a), (ii) sell or pledge some or all of the Common Shares beneficially owned by Waterton (or over which Waterton exercises control or direction) in connection with any Change of Control Transaction that has not resulted from a violation of Section 4(a) or (iii) vote or enter into a support agreement in respect of a Change of Control Transaction that has not resulted from a violation of Section 4(a).

5.

Voting. Until the Termination Date, Waterton shall, and shall cause each of its Affiliates to (i) be represented in person or by proxy at the 2019 Meeting, the 2020 Meeting and each other meeting of the Company’s shareholders or otherwise cause all Common Shares that Waterton and its Affiliates beneficially own or exercise control or direction over to be counted as present for purposes of establishing a quorum, (ii) vote, or cause to be voted, all Common Shares that Waterton and its Affiliates beneficially own or exercise control or direction over on the Company’s proxy or voting instruction form in favour of (A) each of the directors nominated by the Board and recommended by the Board for election to the Board (and not in favour of any other nominees for election to the Board), including, for greater certainty, in favour of the 2019 Nominees at the 2019 Meeting, (B) in respect of the 2019 Meeting, each other matter or proposal recommended for shareholder approval by the Board in the Company’s management information circular dated April 5, 2019 and (C) in respect of any meeting other than the 2019 Meeting, each other routine matter or proposal recommended for shareholder approval by the Board and (iii) not execute any proxy or voting instruction form in respect of such shareholders’ meeting other than the proxy or voting instruction form being solicited by or on behalf of management of the Company; provided that Waterton and its Affiliates shall have the right to vote in their sole discretion with respect to any (1) arrangement, amalgamation, merger, consolidation, statutory share exchange, reorganization, recapitalization, asset sale or similar extraordinary transaction involving the Company and requiring a vote of the Company’s shareholders or (2) at any meeting other than the 2019 Meeting, any other non-routine matters or proposals presented for shareholder consideration at such meeting. Notwithstanding the foregoing, the Company acknowledges and agrees that Waterton will utilize its blue form of proxy or voting instruction form in connection with the 2019 Meeting.

6.

Publicity. Neither the Company or any of its Affiliates nor Waterton or any of its Affiliates, will, directly or indirectly, make or issue or cause to be made or issued any public disclosure, announcement or statement (including without limitation the filing of any document or report with any securities commission, stock exchange or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) concerning the other party or any of its respective past, present or future partners, managers, directors, officers or employees, which disparages, impugns or is reasonably likely to damage the reputation of any such Person, provided that in no event will the foregoing limitations apply to any statements or announcements made in compliance with a legal process or subpoena, statements in response to inquiry from a court or regulatory body, or statements in response to an inquiry from the Board.

7.	Action. Waterton agrees that it will not appeal the May 2, 2019 decision of Justice Hainey of the Ontario Superior Court of Justice in respect of its application relating to the 2019 Meeting.

8.	Mutual Release.

(a)

The Company, for and on its own behalf and on behalf of any Affiliates and their respective predecessors, successors and assigns, and their respective past, present and future officers, directors, partners and employees (collectively the “Company Releasors”) does hereby remise, release and forever discharge Waterton, its Affiliates and their respective predecessors, successors, and assigns, and all of its respective past, present and future officers, directors, partners, investors, employees, servants, agents, consultants and advisors, as the case may be (collectively the “Waterton Releasees”) of and from any and all claims and any and all manner of action and actions, cause and causes of action, suits, debts, dues, sums of money, expenses, general damages, special damages, costs and demands of any and every kind and nature whatsoever which the Company Releasors ever had, now have or hereafter can, shall or may have against the Waterton Releasees for or by reason of, or arising out of, any act or omission pertaining to the affairs or actions of the Company or the Board that occurred on or prior to the date of this Agreement, provided that this release shall not apply in respect of any breach of this Agreement by a Waterton Releasee.

(b)

Waterton, for and on its own behalf and on behalf of any Affiliates and their respective predecessors, successors and assigns, (collectively the “Waterton Releasors”) does hereby remise, release and forever discharge the Company, its Affiliates and their respective predecessors, successors, and assigns, and all of its respective past, present and future officers, directors, partners, employees, servants, agents, consultants and advisors, as the case may be (collectively the “Company Releasees”) of and from any and all claims and any and all manner of action and actions, cause and causes of action, suits, debts, dues, sums of money, expenses, general damages, special damages, costs and demands of any and every kind and nature whatsoever, which the Waterton Releasors ever had, now have or hereafter can, shall or may have against the Company Releasees for or by reason of, or arising out of, any act or omission pertaining to the affairs or actions of the Company or the Board that occurred on or prior to the date of this Agreement, provided that this release shall not apply in respect of any breach of this Agreement by a Company Releasee.

9.

Press Release. As soon as practicable following the execution of this Agreement, the Company and Waterton shall jointly issue the press release attached hereto as Schedule “A” (the Press Release). Neither Waterton nor the Company shall, directly or indirectly, issue or cause the publication of any press release or other public announcement with respect to the matters that are the subject of this Agreement or the Press Release without the prior written consent of the other party, except as required by law; provided, to the extent such press release or other public announcement is required by law, the party required to make such press release or other public announcement shall provide, to the extent legally permissible, the other party with prior written notice of the making of such press release or other public announcement so that such other party has the reasonable opportunity to comment on such press release or other public announcement (and the disclosing party shall consider, in good faith, any comments provided by such other party).

10.

Expense Reimbursement. Not later than five business days after the date of this Agreement, the Company shall pay CAD$1,500,000 to Waterton as reimbursement for reasonable out-of-pocket expenses incurred by Waterton up to the date of this Agreement in connection with the its proxy solicitation and related activities.

11.	Defined Terms. As used in this Agreement, the following terms have the meanings indicated:

(a)	“Affiliate” means, with respect to any party to this Agreement, any Person which (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such party.

(b)	“associate” has the meaning ascribed thereto in the Securities Act (Ontario).

(c)

“beneficially owns” or “beneficially owned,” is the “beneficial owner” of or has “beneficial ownership” of securities for the purposes of this Agreement shall be determined in the same manner as that set forth for determining a beneficial owner of a security under applicable securities laws, except that a Person will also be deemed to be the beneficial owner of all securities which such Person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional.

(d)

“Change of Control Transaction” means any transaction or series of related transactions that results in any of the following: (i) any Person or group of Persons acting “jointly or in concert” (within the meaning of applicable securities laws) is or becomes the beneficial owner, directly or indirectly, of Voting Securities of the Company representing at least a majority of the voting power of the Company’s then outstanding securities; and (ii) a sale or disposition by the Company of all or substantially all of the assets of the Company and its subsidiaries taken as a whole (including the stock of any subsidiaries of the Company).

(e)	“Common Shares” means the common shares in the capital of the Company.

(f)

“Control” means, when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person at the relevant time of shares of that corporation carrying the greater of (i) a majority of the voting rights ordinarily exercisable at meetings of shareholders of that corporation, and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of that corporation that are sufficient to elect a majority of the directors, and, when applied to the relationship between a Person and a partnership, limited partnership, trust, joint venture or other entity, means the beneficial ownership by that Person at the relevant time of more than 50% of the ownership interests of the partnership, limited partnership, trust, joint venture or other entity, or the contractual right to direct the affairs of the partnership, limited partnership, trust, joint venture or other entity; and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided, that a Person who Controls a corporation, partnership, limited partnership, joint venture or other entity will be deemed to Control a corporation, partnership, limited partnership, trust, joint venture or other entity which is Controlled by such Person and so on.

(g)	“Investor Nominees” means Peter Kukielski, Daniel Muñiz Quintanilla and David Smith.

(h)

“Nominee Independence Requirements” means, with respect to an Investor Nominee or a Substitute Nominee, such Investor Nominee or Substitute Nominee (A) is not employed by, or an Affiliate or associate of, Waterton (B) is independent of Waterton, its Affiliates and/or associates and (C) is not a party to any compensation arrangements with Waterton, its Affiliates and/or associates.

(i)	“Person” will be interpreted broadly to include, without limitation, any corporation, company, partnership, limited liability company, other entity or individual.

(j)	“Termination Date” means the earlier of (1) the day following the Company’s annual meeting of shareholders in 2020 and (2) June 30, 2020.

(k)	“Voting Securities” means securities of the Company with the power to vote with respect to the election of directors generally, including, without limitation, the Common Shares.

12.	Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient or sent to the recipient by email (if sent by email prior to 5:00 p.m. local time of the recipient on a business day or, if not, on the next business day), or one (1) business day after deposit with a reputable overnight courier service (charges prepaid), or three (3) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Company and Waterton at the following addresses:

If to the Company:

Hudbay Minerals Inc.
25 York Street
Suite 800
Toronto, ON M5J 2V5

Attention: Patrick Donnelly
Email: patrick.donnelly@hudbayminerals.com

with a copy to (which shall not constitute notice):

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention: Michael Partridge Email: mpartridge@goodmans.ca

If to Waterton:

Commerce Court West
199 Bay Street, Suite 5050
Toronto, Ontario, M5L 1E2

Attention: Richard J. Wells
Email: rwells@watertonglobal.com

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto Ontario M5L 1B9

Attention: John Ciardullo
Email: jciardullo@stikeman.com

and

Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, NY 10019

Attention: Andrew Freedman
Email: afreedman@olshanlaw.com

13.	Expiration. This Agreement shall expire on the Termination Date.

14.	Miscellaneous.

(a)

Survival. The representations and warranties, covenants and agreements contained in this Agreement shall survive the execution of this Agreement and any investigation at any time by or on behalf of Waterton or the Company.

(b)

Entire Agreement. This Agreement contains the entire agreement between the parties hereto concerning the subject matter hereof and supersedes all prior written and prior or contemporaneous oral agreements between the parties with respect to such matters.

(c)	Amendment. The agreements set forth in this Agreement may be modified or waived only by a separate writing by the Company and Waterton expressly so modifying or waiving such agreements.

(d)

No Waiver. No failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e)	Assignment. Any assignment or attempted assignment of this Agreement by either Waterton or the Company without the prior written consent of the other party shall be void.

(f)

Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(g)

Specific Performance. The parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that each of the parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and each party further agrees to waive any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity.

(h)

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a party may send a copy of its signature on the execution page hereof to the other party by email or pdf or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving party.

(i)

Governing Law and Attornment. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario sitting in the City of Toronto for any actions or proceedings arising out of or related to this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

HUDBAY MINERALS INC.

Per:	“Alan Hibben”
Name: Alan Hibben
Title: Chair

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

Per:	“Kanwaljit Toor”
Name: Kanwaljit Toor
Title: Partner, General Counsel

SCHEDULE “A”

Press Release

[to be inserted]

TSX, NYSE – HBM
2019 No. 17

News Release

Hudbay and Waterton Announce Settlement Agreement

Toronto, Ontario, May 3, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “Company”) (TSX, NYSE:HBM) and Waterton Precious Metals Fund II Cayman, LP and Waterton Mining Parallel Fund Offshore Master, LP, each of which are managed by Waterton Global Resource Management, Inc. (collectively “Waterton”), today announced a settlement agreement (the “Agreement”) that will result in the following eleven nominees (the “Agreed Nominees”) being elected as Hudbay’s board of directors (the “Board”) at Hudbay’s annual and special meeting of shareholders scheduled for May 7, 2019 (the “Meeting”): Carol Banducci, Igor Gonzales, Alan Hair, Alan Hibben, Richard Howes, Sarah Kavanagh, Carin Knickel, Peter Kukielski, Colin Osborne, David Smith and Daniel Muñiz Quintanilla.

In order to facilitate the Agreement, only Agreed Nominees will be nominated for election at the Meeting. None of the other individuals that Hudbay or Waterton had previously intended to nominate for election will be standing for election. Hudbay’s green form of proxy and Waterton’s blue form of proxy continue to be valid, however only votes in respect of the Agreed Nominees will be considered at the Meeting. In addition to the election of the Agreed Nominees, the Agreement includes customary standstill, voting support and other terms.

“Hudbay is pleased to have reached an Agreement with Waterton that is in the best interests of shareholders,” said Alan Hibben, Chair of Hudbay’s Board. “On behalf of the Board, we look forward to welcoming our new directors to the Board and thank our departing directors for their valuable service to the Company. We also thank shareholders for their continued support of Hudbay and firmly believe that the best is yet to come.”

Hudbay and Waterton have also agreed that, following the Meeting, the Corporate Governance and Nominating Committee will initiate a process to identify a suitable successor to the Chair position. Mr. Hibben has agreed to continue to serve as Chair until a successor is appointed and will remain on the Board until the 2020 annual meeting of shareholders. A copy of the Agreement will be available under Hudbay’s profile on SEDAR.

“With the proxy contest behind us, we are pleased that Hudbay will now be able to focus solely on unlocking its significant potential,” said Isser Elishis, Chief Investment Officer of Waterton Global Resource Management, Inc. “We are confident that the refreshed Hudbay Board is well-positioned to add value and deliver long-term value for all shareholders.”

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

TSX, NYSE – HBM 2019 No. 18

About Waterton

Waterton is an investment firm that manages capital for global institutional investors, sovereign wealth funds and endowments. The firm has ~US$2 billion in assets under management and focuses solely on the metals and mining sector. Waterton has a culture of thoroughness and a disciplined approach to capital allocation, and utilizes its significant industry expertise to produce out-sized risk-adjusted returns.

For further information, please contact:

Hudbay

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

Waterton

Sloane & Company
Dan Zacchei / Joe Germani
(212) 486-9500
dzacchei@sloanepr.com / jgermani@sloanepr.com

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